EXHIBIT 99.5





                                                      Our ref  Exhibit 99.5.doc4

The Directors
Crusade Management Limited
Level 4
4-16 Montgomery Street
Kogarah NSW 2217


24 March, 2004



Dear Sirs

CRUSADE GLOBAL TRUSTS

This consent is given by KPMG concerning the submission of the 20F report to the SEC for the year ended 30 September 2003 in respect of Crusade Global Trust No.1 of 1999, Crusade Global Trust No.1 of 2001, Crusade Global Trust No.2 of 2001 and Crusade Global Trust No.1 of 2002.

KPMG consents to its custodial agreed upon procedures reports, dated 8 April 2003, in respect of the Crusade Global Trust No.1 of 1999, Crusade Global Trust No.1 of 2001, Crusade Global Trust No.2 of 2001 and Crusade Global Trust No.1 of 2002, being included in the submission of the 20F report.


Yours faithfully

/s/ Andrew Yates


Andrew Yates
Partner